SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*

                               Borders Group, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    099709107
     ---------------------------------------------------------------------
                                 (CUSIP Number)

     Kenneth H. Shubin Stein, MD, CFA                  Glenn H. Tongue
     Spencer Capital Management, LLC               T2 Partners Group, LLC
        1995 Broadway, Suite 1801                     145 East 57th St.
         New York, New York 10023                 New York, New York 10022
        Telephone: (212) 586-4190                 Telephone: (212) 386-7160

     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                January 29, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No.  099709107                                          Page 2 of 14 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Kenneth H. Shubin Stein, MD, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,782,801
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,782,801
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,782,801
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No.  099709107                                          Page 3 of 14 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,782,801
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,782,801
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,782,801
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No.  099709107                                          Page 4 of 14 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Glenn H. Tongue
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    526,650
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                526,650
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            526,650
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No.  099709107                                          Page 5 of 14 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Whitney R. Tilson
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    526,650
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                526,650
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            526,650
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No.  099709107                                          Page 6 of 14 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            T2 Partners Management, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    526,650
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                526,650
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            526,650
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is being filed with respect to the beneficial ownership of common stock (the "Common Stock") of Borders Group, Inc., a Michigan corporation (the "Company"), to amend the Schedule 13D filed on July 9, 2007 (as amended by Amendment No. 1 thereto filed on August 3, 2007, and Amendment No. 2 thereto filed on September 27, 2007, and this Amendment No. 3, the "Schedule 13D"). This Amendment No. 3 is filed on behalf of Kenneth H. Shubin Stein, MD, CFA, Spencer Capital Management, LLC, a Delaware limited liability company ("SCM" and, together with Dr. Shubin Stein, the "Spencer Capital Filers"), Glenn H. Tongue, Whitney R. Tilson and T2 Partners Management, LP, a Delaware limited partnership ("T2 IM" and, together with Mr. Tongue and Mr. Tilson, the "T2 Filers"). The Spencer Capital Filers and T2 Filers may hereinafter be referred to collectively as the "Filers." Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed thereto in the Schedule 13D as amended to the date hereof.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Spencer Capital Funds have expended an aggregate of approximately $24,375,560 in order to acquire the one share of Common Stock held by them and the options to purchase 2,782,801 shares of Common Stock held by them. The Spencer Capital Funds purchased such Common Stock and options with their working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Spencer Capital Filers effect purchases of securities primarily through margin accounts maintained for them with Goldman, Sachs & Co. (the "SC Prime Broker"), which may extend margin credit to the Spencer Capital Filers as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the SC Prime Broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

     The T2 Funds have expended an aggregate of approximately $6,920,180 in order to purchase the 526,650 shares of Common Stock held by them. The T2 Funds purchased such Common Stock with their working capital, which may, at any given time, except in the case of the investment companies registered under the Investment Company Act of 1940, as amended, include margin loans made by brokerage firms in the ordinary course of business. The T2 Filers (with respect to the T2 Funds other than the investment companies registered under the Investment Company Act of 1940, as amended) effect purchases of securities primarily through margin accounts maintained for them with Goldman, Sachs & Co. (the "T2 Prime Broker"), which may extend margin credit to the T2 Filers as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the T2 Prime Broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 4 and Item 6 of the Schedule 13D are hereby supplemented by the adding the following thereto:

     In September 2007, Dr. Shubin Stein and Mr. Tongue had agreed that the Spencer Capital Filers and T2 Filers would work together to seek representation on the Board of Directors of the Company (the "Board") through the addition of Mr. Tongue to the Board. In light of developments concerning the Company, including the addition to the Board of a representative of the Company's largest shareholder, the Spencer Capital Filers and the T2 Filers no longer have such intentions and have decided to end any efforts toward that goal. As a result, the Spencer Capital Filers and the T2 Filers are no longer acting in concert and do not presently intend to act together with respect to the acquiring, holding, voting or disposing of shares of the Common Stock. Accordingly, there is no longer any basis on which the Spencer Capital Filers and the T2 Filers might be deemed to constitute a "group" for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the filing of this Amendment No. 3, the T2 Filers will cease to be filing persons with respect to the Schedule 13D. The Spencer Capital Filers will continue filing amendments to the Schedule 13D with respect to their beneficial ownership of Common Stock to the extent required by applicable law.

     The T2 Filers may consider purchasing additional shares of Common Stock, but will have no obligation to file statements under Section 13(d) and 13(g) of the Exchange Act unless and until they become the beneficial owners of more than 5% of the Common Stock outstanding.

Item 5.  Interest in Securities of the Issuer.

     Items 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date hereof, Dr. Shubin Stein and SCM beneficially own 2,782,801 shares of Common Stock, consisting of one share of Common Stock and 2,782,800 shares of Common Stock acquirable upon exercise of options held by the Funds, together representing 4.7% of the Common Stock. As of the date hereof, Mr. Tongue, Mr. Tilson and T2 IM beneficially own 526,650 shares of Common Stock, representing 0.9% of the Common Stock.

     The percentages set forth above and in the rest of this Schedule 13D were calculated based on a total of 58,751,655 shares of Common Stock outstanding as of November 29, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2007.

     (b) Dr. Shubin Stein and SCM share voting and dispositive power over the 2,782,801 shares of Common Stock directly beneficially owned by the Spencer Capital Funds. Mr. Tongue, Mr. Tilson and T2 IM share voting and dispositive power over the 526,650 shares of Common Stock directly beneficially owned by the T2 Funds. Each of the Spencer Capital Filers disclaims beneficial ownership of the Common Stock beneficially owned by the T2 Filers and any pecuniary interest therein, and each of the T2 Filers disclaims beneficial ownership of the

Common Stock beneficially owned by each of the Spencer Capital Filers and any pecuniary interest therein.

     (c) Transactions in the Common Stock and in call options to purchase Common Stock effected by the Spencer Capital Funds (all of which were made at the direction of Dr. Shubin Stein and SCM) during the past 60 days are described on Schedules A and B hereto. Transactions in the Common Stock effected by the T2 Funds (all of which were made at the direction of Mr. Tongue, Mr. Tilson and T2
IM) during the past 60 days are described on Schedule C hereto. The information on Schedules A, B and C is hereby incorporated by reference. The transactions set forth on Schedule B were effected in open market transactions on various domestic options exchanges. All of the transactions set forth on Schedules A and C were effected in open market transactions on the New York Stock Exchange.

     (d) Not applicable.

     (e) As a result of the events reported in Item 4, each of the T2 Filers ceased to be the beneficial owner of more than 5% of the Common Stock on January 29, 2008. On February 1, 2008, each of the Spencer Capital Filers ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.



                            [Signature page follows]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 1, 2008


                              SPENCER CAPITAL MANAGEMENT, LLC


                              By: /s/ Kenneth H. Shubin Stein, MD, CFA
                                 -----------------------------------------------
                                 Name:   Kenneth H. Shubin Stein, MD, CFA
                                 Title:  Managing Member




                              /s/ Kenneth H. Shubin Stein, MD, CFA
                              --------------------------------------------------
                              Kenneth H. Shubin Stein, MD, CFA



                              T2 PARTNERS MANAGEMENT, LP

                              By:  T2 Partners Group, LLC, its General Partner


                              By: /s/ Glenn H. Tongue
                                 -----------------------------------------------
                                 Name:   Glenn H. Tongue
                                 Title:  Managing Member




                              /s/ Glenn H. Tongue
                              --------------------------------------------------
                              Glenn H. Tongue




                              /s/ Whitney R. Tilson
                              --------------------------------------------------
                              Whitney R. Tilson



                      [SIGNATURE PAGE TO AMENDMENT NO. 3 TO
                SCHEDULE 13D WITH RESPECT TO BORDERS GROUP, INC.]

                                                                      SCHEDULE A


              Schedule of Transactions in Common Stock by the Funds
              -----------------------------------------------------


     The following transactions were effected by the Funds at the direction of Dr. Shubin Stein and SCM:


--------------------- ---------------- ----------------- ----------------------
Type of               Date             Number of         Price per Share in
Transaction                            Shares            $US
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       200               11.72
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       200               11.725
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       300               11.74
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       300               11.75
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       200               11.76
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       500               11.77
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       400               11.81
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       600               11.82
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,000             11.83
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       100               11.84
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       200               11.845
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,000             11.85
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       200               11.855
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,400             11.86
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,200             11.87
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,500             11.88
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       700               11.885
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       600               11.89
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       400               11.895
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,300             11.90
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       300               11.905
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       2,250             11.91
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       400               11.915
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,000             11.92
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       800               11.925
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       8,250             11.93
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       300               11.935
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       300               11.94
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       400               11.945
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       300               11.95
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       300               11.955
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,100             11.96
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       100               11.962
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       600               11.97
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       300               11.975
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       200               11.995
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       2,600             12.00
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       300               12.005
--------------------- ---------------- ----------------- ----------------------

--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       2,950             12.01
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       300               12.015
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,900             12.02
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,500             12.025
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,300             12.03
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,200             12.035
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,200             12.04
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       200               12.045
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,200             12.055
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,700             12.06
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       400               12.07
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       300               12.075
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       400               12.08
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,900             12.085
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       100               12.09
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,100             12.095
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       1,600             12.10
--------------------- ---------------- ----------------- ----------------------
Buy                   11/20/2007       800               12.11
--------------------- ---------------- ----------------- ----------------------
Buy                   11/27/2007       2,000             12.00
--------------------- ---------------- ----------------- ----------------------
Buy                   11/27/2007       3,000             12.01
--------------------- ---------------- ----------------- ----------------------
Buy                   11/27/2007       2,000             12.02
--------------------- ---------------- ----------------- ----------------------
Buy                   11/27/2007       2,500             12.03
--------------------- ---------------- ----------------- ----------------------
Buy                   11/27/2007       2,500             12.04
--------------------- ---------------- ----------------- ----------------------
Buy                   11/27/2007       2,500             12.05
--------------------- ---------------- ----------------- ----------------------
Buy                   11/27/2007       4,500             12.06
--------------------- ---------------- ----------------- ----------------------
Buy                   11/27/2007       2,500             12.08
--------------------- ---------------- ----------------- ----------------------
Buy                   11/27/2007       5,000             12.09
--------------------- ---------------- ----------------- ----------------------
Buy                   11/27/2007       3,900             12.10
--------------------- ---------------- ----------------- ----------------------
Buy                   11/27/2007       1,600             12.105
--------------------- ---------------- ----------------- ----------------------
Buy                   11/27/2007       9,000             12.11
--------------------- ---------------- ----------------- ----------------------
Sell                  12/06/2007       1,515,366         12.13
--------------------- ---------------- ----------------- ----------------------
Sell                  12/11/2007       1,072,997         12.80
--------------------- ---------------- ----------------- ----------------------


                                                                                                         SCHEDULE B


                   Schedule of Transactions in Call Options to Purchase Common Stock by the Funds
                   ------------------------------------------------------------------------------


     The followinansactions in call options were effected by the Funds at the direction of Dhubin Stein and SCM:


--------------------- ---------------------- ----------------------- ---------------------- ----------------------

Date                  Transaction            Option Price per        Shares Acquirable      Strike Price per
                                             Share ($)               Acquirable Upon        Share ($)
                                                                     Exercise

--------------------- ---------------------- ----------------------- ---------------------- ----------------------
12/06/2007            Buy                          4.25                         3,107,000    $           10.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
12/06/2007            Sell                         1.75                         1,591,600    $           15.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
12/07/2007            Buy                          8.20                         3,107,000    $            5.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
12/07/2007            Sell                         4.30                         3,107,000    $           10.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
12/11/2007            Sell                         2.00                           568,800    $           15.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
12/11/2007            Buy                          8.40                         1,445,000    $            5.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
1/03/2008             Sell                         5.55                             96,000   $            5.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
1/08/2008             Buy                          5.70                             29,600   $            5.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
1/08/2008             Buy                          5.95                          280,400     $            5.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
1/29/2008             Sell                         5.50                          752,600     $            5.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
1/29/2008             Sell                         5.60                            50,600    $            5.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
1/29/2008             Sell                         6.00                          150,000     $            5.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
1/31/2008             Sell                         6.50                          100,000     $            5.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
1/31/2008             Sell                         6.35                            30,000    $            5.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
2/01/2008             Sell                         6.10                          850,000     $            5.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------
2/01/2008             Sell                         6.15                            50,000    $            5.00
--------------------- ---------------------- ----------------------- ---------------------- ----------------------

                                                                      SCHEDULE C


            Schedule of Transactions in Common Stock by the T2 Funds
            --------------------------------------------------------


     The following transactions were effected by the T2 Funds at the direction of Mr. Tongue, Mr. Tilson and T2 IM:


--------------------- ---------------- ----------------- ----------------------

Type of               Date             Number of         Price per Share in
Transaction                            Shares            $US
--------------------- ---------------- ----------------- ----------------------
Buy                   1/15/2008        44,000            9.294
--------------------- ---------------- ----------------- ----------------------
Buy                   1/17/2008        110,000           10.352
--------------------- ---------------- ----------------- ----------------------
Buy                   1/18/2008        25,750            9.240
--------------------- ---------------- ----------------- ----------------------